Exhibit 99.1

Baozun Announces Results of Annual General Meeting of Shareholders

SHANGHAI, June 12, 2024 -- Baozun Inc. (NASDAQ: BZUN and HKEX: 9991) (“Baozun” or the “Company”), a leading brand e-commerce solution provider and digital commerce enabler in China, announced today that its annual general meeting of shareholders (the “AGM”) was held in Hong Kong on Wednesday, June 12, 2024 at 2:00 p.m., Hong Kong time (or 2:00 a.m. on Wednesday, June 12, 2024, New York time), and all the proposed resolutions set out in the notice and circular of AGM were duly passed at the AGM.

About Baozun Inc.

Founded in 2007, Baozun Inc. is a leader in brand e-commerce service, brand management, and digital commerce service. It serves more than 450 brands from various industries and sectors around the world, including East and Southeast Asia, Europe and North America.

Baozun Inc. comprises three major business lines - Baozun e-Commerce (BEC), Baozun Brand Management (BBM) and Baozun International (BZI) and is committed to accelerating high-quality and sustainable growth. Driven by the principle that “Technology Empowers the Future Success,” Baozun's business lines are devoted to empowering their clients' business and navigating their new phase of development.

For more information, please visit http://ir.baozun.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continues,” “ongoing,” “targets,” “guidance,” “going forward,” “looking forward,” “outlook” or other similar expressions. Statements that are not historical facts, including but not limited to statements about Baozun's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to Baozun's filings with the United States Securities and Exchange Commission and its announcements, notices or other documents published on the website of The Stock Exchange of Hong Kong Limited. All information provided in this announcement is as of the date hereof and is based on assumptions that Baozun believes to be reasonable as of this date, and Baozun undertakes no obligation to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Baozun Inc.
Ms. Wendy Sun
Email: ir@baozun.com